SUB-ITEM 77M:  MERGERS

During the fiscal semi-annual period, the registrant became the surviving corporation of a merger or consolidation with one or more registered investment companies; as such the following information is furnished:

(a) The name of each such other registered company: Effective after the close of business on June 25, 2004, Orchard S&P 500 Index(R), Orchard DJIASM Index, and Orchard Nasdaq-100 Index(R) of Orchard Series Fund, Inc. were acquired by the Maxim S&P 500 Index(R) Portfolio of the Maxim Series Fund, Inc. Also effective at that time and date, the Orchard Index 600 Fund will be acquired by the Maxim Index 600 Portfolio of the Maxim Series Fund, Inc.

(b) The circumstances and details of the merger or consolidation are as follows:

         Date of merger: After the close of the New York Stock Exchange on June 25, 2004

         Terms of merger: The terms of the merger are fully disclosed in the Agreement and Plan of Reorganization. (the "Plan"). The Plan is incorporated by reference to Registrant's Rule 497 filing, File No. 333-111542, Accession No. 0000356476-04-000005, filed February 23,
         2004.

         Actions taken by the board of directors or shareholders approving or ratifying the merger or consolidation: The Agreement and Plan of Reorganization was approved at a meeting of the shareholders of the Acquired Funds, held on June 1, 2004. The Agreement and Plan of Reorganization was approved at a meeting of the Board of Trustees of Orchard Series Fund and the Board of Directors of Maxim Series Fund, Inc. on December 4, 2003.

         Other actions taken pursuant to state law:  None.

         Has such other registered investment company ceased to be an investment company as defined in the Investment Company Act of 1940: A Form N-8F has not yet been filed with the Commission for Orchard Series Fund; however, all business activities for Orchard Series Fund have ceased.